EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 9, 2010 (except for Note 19, as to which the date is December 3, 2010), with respect to the consolidated financial statements and schedule of Icahn Enterprises Holdings L.P. as of December 31, 2009 and 2008 and for three years in the period ended December 31, 2009, which is included in this Registration Statement and Prospectus.  We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

New York, New York
December 28, 2010